                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                           Elite Pharmaceuticals, Inc.
                           ---------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   28659T 20 0
                                   -----------
                                 (CUSIP Number)


                                 August 17, 2002
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
|_| Rule 13d-1(b)
|X| Rule 13d-1(c)
|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G

CUSIP No. 28659T 20 0
          -----------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Shelly Bay Holdings, Ltd.


2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only


4        Citizenship or Place of Organization

                  Bermuda


                           5        Sole Voting Power
  Number of                             849,291
   Shares
Beneficially               6        Shared Voting Power
  Owned By                              0
    Each
  Reporting                7        Sole Dispositive Power
   Person                               849,291
    With
                           8        Shared Dispositive Power
                                        0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  849,291  (See Note to Item 4(a))

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                       |_|

11       Percent of Class Represented By Amount in Row 9

                  8.0%

12       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13G

CUSIP No. 28659T 20 0
          -----------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  Shelly Bay Holdings, Inc. (E.I.N.# 76-0708591)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only


4        Citizenship or Place of Organization

                  Delaware

                           5        Sole Voting Power
  Number of                             849,291
   Shares
Beneficially               6        Shared Voting Power
  Owned By                              0
    Each
  Reporting                7        Sole Dispositive Power
   Person                               849,291
    With
                           8        Shared Dispositive Power
                                        0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  849,291  (See Note to Item 4(a))

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                       |_|

11       Percent of Class Represented By Amount in Row 9

                  8.0%

12       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13G

CUSIP No. 28659T 20 0
          -----------

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  John Moore  (S.S.# ###-##-####)

2        Check the Appropriate Box If a Member of a Group (See Instructions)
                                                     a.  |_|
                                                     b.  |X|

3        SEC Use Only


4        Citizenship or Place of Organization

                  United States

                           5        Sole Voting Power
  Number of                             849,291
   Shares
Beneficially               6        Shared Voting Power
  Owned By                              0
    Each
  Reporting                7        Sole Dispositive Power
   Person                               849,291
    With
                           8        Shared Dispositive Power
                                        0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                  849,291  (See Note to Item 4(a))

10 Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
                                       |_|

11       Percent of Class Represented By Amount in Row 9

                  8.0%

12       Type of Reporting Person (See Instructions)

                  CO

                                  SCHEDULE 13G

Item 1.

    (a)  Name of Issuer

                  Elite Pharmaceuticals, Inc.

    (b)  Address of Issuer's Principal Executive Offices

                  165 Ludlow Avenue
                  Northvale, New Jersey  07647

Item 2.

    (a)  Name of Persons Filing

                  Shelly Bay Holdings, Ltd.
                  Shelly Bay Holdings, Inc.
                  John Moore

    (b)  Address of Principal Business Office or, if none, Residence

                  Shelly Bay Holdings, Ltd.
                  c/o Consolidated Limited
                  Par La Ville Place
                  14 Par-La-Ville Road
                  Hamilton HM JX, Bermuda

                  Shelly Bay Holdings, Inc.
                  101 Brookmeadow Road
                  Wilmington, Delaware 19807

                  John Moore
                  101 Brookmeadow Road
                  Wilmington, Delaware 19807

    (c)  Citizenship

                  Shelly Bay Holdings, Ltd. - Bermuda
                  Shelly Bay Holdings, Inc. - Delaware
                  John Moore - United States


    (d)  Title of Class of Securities

                  Common Stock, par value $0.01 per share

    (e)  CUSIP Number

                  28659T 20 0

Item 3. If this statement is filed pursuant to ss. 240.13d-1(b) or ss. 240.13d-2(b) or (c), check whether the person filing is a:

     (a) /_/    Broker or dealer registered under section 15 of the Act
(15 U.S.C. 78o);

     (b) /_/    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

     (c) /_/    Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c);

     (d) /_/    Investment company registered under section 8 of the Investment
Company Act of 1940 (15 U.S.C. 80a-8);

     (e) /_/    An investment adviser in accordance with
ss.240.13d-1(b)(1)(ii)(E);

     (f) /_/    An employee benefit plan or endowment fund in accordance with
ss.240.13d-1(b)(1)(ii)(F);

     (g) /_/    A parent holding company or control person in accordance with
ss. 240.13d-1(b)(ii)(G);

     (h) /_/    A savings association as defined in Section 3(b) of the Federal
Deposit Insurance Act (12 U.S.C. 1813);

     (i) /_/    A church plan that is excluded from the definition of an
investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) /_/    Group, in accordance withss. 240.13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to ss. 240.13d-1(c), check this box. |X|

Item 4.   Ownership (at August 17, 2002)

     (a) Amount Beneficially Owned (See note to Item 4(a)).

                  Shelly Bay Holdings, Ltd.                   -        849,291
                  Shelly Bay Holdings, Inc.                   -        849,291
                  John Moore                                  -        849,291


Note to
Item 4(a): The 849,291 shares of Common Stock beneficially owned by John Moore include the 849,291 shares of Common Stock beneficially owned by Shelly Bay Holdings, Inc. and the 849,291 shares of Common Stock beneficially owned by Shelly Bay Holdings, Ltd. These shares of Common Stock are comprised of (i) 667,500 shares of common stock issuable upon the exchange of 13,487 shares of the Series A Preferred Stock, par value $1.00 per share, of Elite Laboratories, Inc., a wholly-owned subsidiary of the Issuer ("Elite Labs"), (ii) 81,791 shares issuable upon the payment and exchange of in-kind dividends on the Series A Preferred Stock of Elite Labs accrued through and as of June 29, 2002, and (iii) the exercise of a warrant to purchase 100,000 shares of Common Stock (exercisable through October 17, 2005) at an exercise price of $18.00 per share. The Series A Preferred Stock of Elite Labs will become exchangeable by the Reporting Person into shares of Common Stock of the Issuer on October 17, 2001.

     (b) Percent of Class

                  Shelly Bay Holdings, Inc.                   -        8.0%
                  Shelly Bay Holdings, Ltd.                   -        8.0%
                  John Moore                                  -        8.0%

     (c) Number of shares as to which such person has:

            i)    sole power to vote or to direct the vote

                  Shelly Bay Holdings, Inc.                   -        849,291
                  Shelly Bay Holdings, Ltd.                   -        849,291
                  John Moore                                  -        849,291

            ii)   shared power to vote or to direct the vote

                  Shelly Bay Holdings, Inc.                   -        0
                  Shelly Bay Holdings, Ltd.                   -        0
                  John Moore                                  -        0

            iii)  sole power to dispose or to direct the disposition of

                  Shelly Bay Holdings, Inc.                   -        849,291
                  Shelly Bay Holdings, Ltd.                   -        849,291
                  John Moore                                  -        849,291

            iv)   shared power to dispose or to direct the disposition of

                  Shelly Bay Holdings, Inc.                   -        0
                  Shelly Bay Holdings, Ltd.                   -        0
                  John Moore                                  -        0

Item 5.     Ownership of Five Percent or Less of a Class

                  Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person

                  Shelly Bay Holdings, Ltd. is a wholly-owned direct subsidiary of Shelly Bay Holdings, Inc.
                  John Moore is the sole director, officer and shareholder of Shelly Bay Holdings, Inc.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                  Not applicable.

Item 8.     Identification and Classification of Members of the Group

                  Not applicable.

Item 9.     Notice of Dissolution of Group

                  Not applicable.

Item 10.    Certification

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        August 27, 2002
                                        ---------------
                                        Date



                                        SHELLY BAY HOLDINGS, INC.


                                        By:    /s/
                                               ---------------------------------
                                               Name:  John Moore
                                               Title:  President


                                        SHELLY BAY HOLDINGS, LTD.


                                        By:    /s/
                                               ---------------------------------
                                               Name:  John Moore
                                               Title:  President


                                        JOHN MOORE


                                        /s/
                                        ----------------------------------------